UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)*

TerraForm Power, Inc.
(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R209
(CUSIP Number)

Justin B. Beber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.50%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 31, 2019, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed November 12, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.50%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 31, 2019, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed November 12, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD BRP HOLDINGS (CANADA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.50%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 31, 2019, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed November 12, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BBHC ORION HOLDCO L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
32,859,562

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
32,859,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,859,562

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.47%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 31, 2019, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed November 12, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.03%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 31, 2019, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed November 12, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.03%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 31, 2019, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed November 12, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.03%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 31, 2019, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed November 12, 2019.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104(1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.03%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(2) Percentage ownership is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 31, 2019, based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed November 12, 2019.

This Amendment No. 19 (this “Amendment No. 19”) to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield BRP Holdings (Canada) Inc., Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on July 22, 2016, Amendment No. 2 to the Original Schedule 13D, filed on October 19, 2016, Amendment No. 3 to the Original Schedule 13D, filed on November 10, 2016, Amendment No. 4 to the Original Schedule 13D, filed on November 18, 2016, Amendment No. 5 to the Original Schedule 13D, filed on December 5, 2016, Amendment No. 6 to the Original Schedule 13D, filed on January 10, 2017, Amendment No. 7 to the Original Schedule 13D, filed on January 23, 2017, Amendment No. 8 to the Original Schedule 13D, filed on February 21, 2017, Amendment No. 9 to the Original Schedule 13D, filed on March 8, 2017, Amendment No. 10 to the Original Schedule 13D, filed on May 17, 2017, Amendment No. 11 to the Original Schedule 13D, filed on October 17, 2017, Amendment No. 12 to the Original Schedule 13D, filed on October 18, 2017, Amendment No. 13 to the Original Schedule 13D, filed on February 7, 2018, Amendment No. 14 to the Original Schedule 13D filed on May 29, 2018, Amendment No. 15 to the Original Schedule 13D, filed on June 6, 2018, Amendment No. 16 to the Original Schedule 13D, filed on June 12, 2018, Amendment No. 17 to the Original Schedule 13D, filed on June 29, 2018, and Amendment No. 18 to the Original Schedule 13D, filed on October 10, 2019 (as so amended, including by this Amendment No. 19, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”).

This Amendment No. 19 hereby amends Items 3, 4, 5(a)-(b), 6 and 7 of the Amended Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following:

The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following:

On January 11, 2020, Brookfield Renewable Partners L.P. (“BEP”), an affiliate of the Reporting Persons, submitted a preliminary non-binding letter (the “Proposal Letter”) to the board of directors of the Issuer proposing a transaction for BEP to acquire all of the outstanding Class A Shares of the Issuer, other than those Class A Shares currently held by BEP and its affiliates (the “Proposal”), at a price of 0.36 BEP units per Class A Share, subject to adjustment as described in the Proposal Letter.  The form of the consideration will be Class A shares of Brookfield Renewable Corporation, a subsidiary of BEP (“BEPC”).  Class A shares of BEPC are expected to be structured to be economically equivalent to BEP units.  A copy of the Proposal Letter is attached hereto as Exhibit 99.26.  As described in the Proposal Letter, the Proposal is subject to a number of customary approvals, including the approval of a committee of the board of directors of the Issuer consisting solely of independent directors (the “Independent Committee”) and approval of a majority of the Issuer’s shareholders not affiliated with BEP. The merger agreement is expected to contain a non-waivable condition requiring the approval of a majority of the Issuer’s shareholders not affiliated with BEP. No assurances can be given that a definitive agreement with respect to the Proposal will be entered into, as to the final terms of any agreed transaction or that a transaction will be consummated.

On January 13, 2020, BEP issued a press release (the “Press Release”) announcing the Proposal, a copy of which is attached hereto as Exhibit 99.27.

On January 13, 2020, BEP made available an investor presentation (the “Investor Presentation”) regarding the Proposal, a copy of which is attached hereto as Exhibit 99.28.

The Reporting Persons and their affiliates may at any time, or from time to time, acquire additional Class A Shares or dispose of their Class A Shares; propose, pursue, or choose not to pursue the Proposal; change the terms of the Proposal, including the price, form of consideration, conditions, or scope of the transaction (except that the Reporting Persons and their affiliates will not agree to any revision to the Proposal to remove the conditions requiring the approval of the Independent Committee and the approval of a majority of the Issuer’s shareholders not affiliated with BEP); or change their intentions with respect to any such matters.

While the Proposal remains under consideration or negotiation by the Issuer and its board of directors (including the Independent Committee), the Reporting Persons and/or their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Issuer and its board of directors (including the Independent Committee) or their respective representatives.  These negotiations may include changes to the terms of the Proposal, including the consideration, except that the Reporting Persons and their affiliates will not agree to any revision to the Proposal to remove the conditions requiring the approval of the Independent Committee and the approval of a majority of the Issuer’s shareholders not affiliated with BEP. The Reporting Persons do not intend to update additional disclosures in the Amended Schedule 13D regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. or Canadian securities laws.

The Proposal Letter provides that it does not create any legally binding obligations and that no such obligations will exist unless and until mutually acceptable definitive documentation has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Amended Schedule 13D.

Other than as described above and in the Proposal Letter, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they and their affiliates reserve the right to formulate such plans or proposals in the future. If the proposed transaction is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.  The foregoing descriptions of the Proposal Letter, the Press Release and the Investor Presentation do not purport to be complete and are qualified in their entirety by reference to the Proposal Letter, the Press Release and the Investor Presentation, respectively, filed herewith.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Amended Schedule 13D is hereby amended and restated by deleting the first paragraph thereof in its entirety and substituting the following in lieu thereof:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Amended Schedule 13D relates is 139,631,666 shares, constituting 61.50% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 227,044,072 outstanding as of October 31, 2019, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed November 12, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment No. 19 is incorporated by reference into Item 6 of the Amended Schedule 13D.

Except as described in the Amended Schedule 13D, the Reporting Persons are not currently parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

99.26	Letter to the Board, dated January 11, 2020
99.27	Press Release, dated January 13, 2020
99.28	Investor Presentation, dated January 13, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 13, 2020

ORION US HOLDINGS 1 L.P., by its general partner, ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: President

ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ James Rickert
Name: James Rickert
Title: Managing Director

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Senior Vice President and Secretary

BBHC ORION HOLDCO L.P., by its general partner, ORION CANADIAN AIV GP INC.

By:	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice-President

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President